FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of January 12, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Completion of First Tranche of Tenaris Share Buyback Program. Weekly Report (January 8 – January 12, 2024)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Completion of First Tranche of Tenaris Share Buyback Program. Weekly Report (January 8 – January 12, 2024)

Luxembourg, January 12, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today the completion of the first tranche of its previously announced Share Buyback Program.

During the first tranche, which ran from November 6, 2023, to (and including) January 12, 2024, the Company purchased a total of 17,779,302 ordinary shares for a total consideration of €276,201,768, or US$300 million.

From January 8, 2024 to (and including) January 12, 2024, the Company purchased the following ordinary shares:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
08-ene-24	MTA	606,482	15.3468	9,307,558	1.0979	10,218,303
08-ene-24	CEUX	285,810	15.3463	4,386,126	1.0979	4,815,308
08-ene-24	TQEX	29,562	15.3437	453,590	1.0979	497,974
08-ene-24	AQXE	28,377	15.3480	435,530	1.0979	478,147
09-ene-24	MTA	606,482	15.1197	9,169,826	1.0972	10,060,674
09-ene-24	CEUX	285,810	15.1199	4,321,419	1.0972	4,741,244
09-ene-24	TQEX	29,562	15.1193	446,957	1.0972	490,379
09-ene-24	AQXE	28,377	15.1226	429,134	1.0972	470,824
10-ene-24	MTA	606,482	14.8555	9,009,593	1.0918	9,836,674
10-ene-24	CEUX	284,396	14.8557	4,224,902	1.0918	4,612,748
10-ene-24	TQEX	29,318	14.8544	435,501	1.0918	475,480
10-ene-24	AQXE	28,377	14.8547	421,532	1.0918	460,228
11-ene-24	MTA	603,614	14.8252	8,948,698	1.0968	9,814,485
11-ene-24	CEUX	58,517	14.8235	867,427	1.0968	951,350
		3,511,166	15.0542	52,857,793		57,923,819

As of January 12, 2024, the Company held in treasury 17,779,302 ordinary shares, representing 1.51% of its total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

The second tranche of Tenaris’s Share Buyback Program is expected to begin not earlier than February 26, 2024, once Tenaris’s blackout period has ended.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.